SEC
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SEP 27 2012

Washington DC
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SEC  ISSION

12062624

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/11 (MM/DD/YY) AND ENDING 7/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bueter And Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 E. Campus View Blvd. #115
(No. and Street)

Columbus (City) OH (State) 43235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean R. Bueter 614 885 7734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Rd. Columbus, OH 43220
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Chk 10/1/12

Chk 10/4

OATH OR AFFIRMATION

I, SEAN R. BUETER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUETER and Company Inc., as of 2/26, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Bonita D. Williams

Notary Public



Bonita D. Williams
NOTARY PUBLIC - OHIO
MY COMMISSION EXPIRES 06 10,2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUETER AND COMPANY, INC.

FINANCIAL STATEMENTS

JULY 31, 2012 AND 2011



HHH
CPA GROUP

BUETER AND COMPANY, INC.

FINANCIAL STATEMENTS

JULY 31, 2012 AND 2011



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Stockholder
Bueter and Company, Inc.

Independent Auditors' Report

We have audited the accompanying balance sheets of Bueter and Company, Inc. as of July 31, 2012 and 2011 and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bueter and Company, Inc. as of July 31, 2012 and 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio

Federal Employer ID Number: 20-3767687

Richard B. Dumas, CPA
August 27, 2012

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

BUETER AND COMPANY, INC.

BALANCE SHEET

JULY 31, 2012 AND 2011

	2012	2011
ASSETS		
Cash	$ 22,495	$ 33,980
Prepaid federal income tax	3,190	3,190
Deferred income taxes, current	4,000	-
	$ 29,685	$ 37,170
LIABILITIES AND STOCKHOLDER'S EQUITY		
Management fee payable	$ 3,774	$ 1,719
Total liabilities	3,774	1,719
Stockholder's equity:		
Common Stock - 750 shares authorized 500 shares issued and outstanding	10,000	10,000
Paid in Capital	5,000	5,000
Retained earnings	10,911	20,451
Total stockholder's equity	25,911	35,451
	$ 29,685	$ 37,170

See accompanying notes to financial statements

BUETER AND COMPANY, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED JULY 31, 2012 AND 2011

	2012	2011
Revenues:		
Commissions	$ 43,440	$ 34,479
Expenses:		
Management fee	23,785	15,170
Professional fees	6,985	6,293
Compliance	6,000	6,000
Office administration	4,800	4,800
Rent	4,200	4,200
Seminar fees	2,400	2,400
Telephone	2,400	2,400
General and administrative	6,410	5,910
Total expenses	56,980	47,173
Loss before income tax benefit	(13,540)	(12,694)
Income tax benefit	(4,000)	(2,580)
Net Loss	$ (9,540)	$ (10,114)

See accompanying notes to financial statements

BUETER AND COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED JULY 31, 2012 AND 2011

	2012	2011
Common Stock:		
Balance at beginning of year	$ 10,000	$ 10,000
Additions		-
Subtractions		-
Balance at end of year	10,000	10,000
Contributed Capital:		
Balance at beginning of year	5,000	5,000
Contributed capital		-
Balance at end of year	5,000	5,000
Retained Earnings:		
Balance at beginning of year	20,451	30,565
Net loss	(9,540)	(10,114)
Balance at end of year	10,911	20,451
Total stockholder's equity	$ 25,911	$ 35,451

See accompanying notes to financial statements

BUETER AND COMPANY, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED JULY 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$ (9,540)	$ (10,114)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes	(4,000)	(2,580)
(Increase) decrease in:		
Prepaid federal income taxes	-	772
Increase (decrease) in:		
Management fee payable	2,055	(1,233)
Total adjustments	(1,945)	(3,041)
Net cash used in operating activities	(11,485)	(13,155)
Cash used in investing activities	-	-
Cash used in financing activities	-	-
Net decrease in cash	(11,485)	(13,155)
Cash at beginning of year	33,980	47,135
Cash at end of year	$ 22,495	$ 33,980
Supplemental disclosures:		
Interest paid	$	$ -
Income taxes paid	$	$ -

See accompanying notes to financial statements

BUETER AND COMPANY, INC.
NOTES TO FINANCIAL STATMENTS
JULY 31, 2012 AND 2011

Note 1 - Summary of Significant Accounting Policies

A. Organization

Bueter and Company, Inc.(the Company) was formed as a corporation in the State of Ohio in 1980. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities.

B. Management's Estimates

Management estimates are required in the preparation of financial statements in conformity with generally accepted accounting principles.

C. Cash

The Company maintains cash balances at one bank. The cash balance in the bank was under the federally insured limit of $250,000 as of July 31,202.

D. Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

(Continued)

BUETER AND COMPANY, INC.
NOTES TO FINANCIAL STATMENTS
JULY 31, 2012 AND 2011

Note 1 - Summary of Significant Accounting Policies - Continued

Fair Value Measurements - Continued

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared the Company. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities for the year ended July 31, 2012, $0, or $5,000. At July 31, 2012, the Company's net capital as defined by SEC Rule 15c3-1 was $13,721 in excess of the minimum net capital required.

Note 4 – Related Party Transactions

The Company has a management agreement with Bueter and Associates, Inc. (Associates), a related party entity that is controlled by the Company's President and principal stockholder. The management agreement provides that certain expenses incurred by Associates as a result of activities on behalf of the Company will be borne by Associates. In return for this benefit, the Company is required to pay Associates 95% of the monthly net income as a management fee. The Company incurred management fees of $23,785 and $15,170 for the years ended July 31,2012 and 2011, respectively.

The Company also paid expense allocations of the following for the year ended July 31, 2012 and 2011:

Office administration	$ 4,800
Rent	4,200
Telephone	2,400
Marketing expense	2,400
Office supplies	1,800
	$15,600

(Continued)

BUETER AND COMPANY, INC.
NOTES TO FINANCIAL STATMENTS
JULY 31, 2012 AND 2011

Note 5 – Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* (SFAS 109). Under SFAS 109, the liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities. The resulting deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The company reports its operations for income tax purposes on the cash basis of accounting and, therefore, receivables and certain payables are not reflected in taxable income.

In accordance with Financial Accounting Standards Board (FASB) Staff Position No. FIN 48-3, *The effective date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FSP FIN 48-3), the Company has elected to defer implementation of FASB Interpretation of No 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). As a result the Company will continue to account for tax contingencies in accordance with FASB statement No. 5, *Accounting for Contingencies* (SFAS 5), which requires the recognition of tax contingencies when the exposure becomes probable and estimable.

The provision for income tax benefit consists of the following:

	2012	2011
Current income taxes		
Federal	$ -	$ -
State and local	-	-
	-	-
Deferred income tax provision	(4,000)	(2,580)
	$ (4,000)	$ (2,580)

Income tax benefit differs from the Federal statutory rate for the following reasons:

	2011	2010
Expected income tax benefit at Federal statutory rate of 15%	$ (2,031)	$ (1,904)
Other	(1,969)	(676)
	$ (4,000)	$ (2,580)

(Continued)

BUETER AND COMPANY, INC.
NOTES TO FINANCIAL STATMENTS
JULY 31, 2012 AND 2011

Deferred income taxes recorded in the balance sheet at July 31, 2012 and 2011 consist of the following:

	2012	2011
Deferred tax assets (liabilities):		
Net operating loss carryforward	$ 4,000	$ -
Total deferred tax assets	4,000	-
Property – depreciation	-	-
Net deferred tax asset	4,000	-
Deferred income taxes, current	4,000	-
Deferred income taxes, long-term	$ -	$ -

The Company has a federal net operating loss carryforward of approximately $27,000 as of July 31, 2012. This loss carryforward will begin to expire in 2019 if not previously utilized.

Note 6 – Subsequent Events

Management has reviewed all events subsequent to July 31, 2012, up to the date of audit report and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

BUETER AND COMPANY, INC.

SUPPLEMENTARY SCHEULES

JULY 31, 2012

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL		
Total stockholders' Equity	$	25,911
Non-allowable assets:		
Prepaid federal income tax		3,190
Deferred income taxes		4,000
Total non-allowable assets		7,190
Net capital before haircuts on securities positions		18,721
Haircuts		-
Total net capital	$	18,721

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	18,721
Audit adjustment		-
Net capital per audited financial statements	$	18,721



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Stockholder
Bueter and Company, Inc.

In planning and performing our audit of the financial statements of Bueter and Company, Inc. for the years ended July 31, 2012 and July 31,2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

HHH CPA Group, LLC

HHH CPA GROUP, LLC
Columbus, Ohio

August 27, 2012